Exhibit 99.4

19 May 2010

Company Announcements Platform
Australian Securities Exchange

Competent Persons Statement – Release of 17 May 2010

In a release of 17 May 2010, Allied Gold Limited disclosed probable reserves and resources at its 100% owned Gold Ridge Project in the Solomon Islands.

The following Competent Persons Statement accompanies that release:

The information in this release that relates to Mineral Exploration results and Mineral Resources, together with any related assessments and interpretations, have been verified by and approved for release by Mr C R Hastings, MSc, BSc, M.Aus.I.M.M., a qualified geologist and full-time employee of the Company.  Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Mr Hastings consents to the inclusion of the information contained in this release in the form and context in which it appears.

Yours faithfully

Peter Torre
Company Secretary